SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 5

                     Bally Total Fitness Holding Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                  058 73K 10 8
                      -------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 08, 2004
                      -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 058 73K 10 8             SCHEDULE 13D            Page 2 of 10
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1    NAME OF REPORTING PERSON
     Liberation Investments, L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]

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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0

                ----------------------------------------------------------------
   NUMBER OF    8     SHARED VOTING POWER
    SHARES            2,008,565
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON
     WITH       ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      2,008,565

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       2,008,565

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.84%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN

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

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CUSIP No. 058 73K 10 8             SCHEDULE 13D            Page 3 of 10
---------------------------                              -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investments Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6    Cayman Islands

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         1,084,135
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON            0
     WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      1,084,135

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       1,084,135

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.15%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO

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

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CUSIP No. 058 73K 10 8             SCHEDULE 13D            Page 4 of 10
---------------------------                              -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investment Group LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A


--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0

                ----------------------------------------------------------------
   NUMBER OF    8     SHARED VOTING POWER
    SHARES            3,092,700
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON
     WITH       ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      3,092,700

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       3,092,700

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.01%


--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO, IA

--------------------------------------------------------------------------------

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CUSIP No. 058 73K 10 8             SCHEDULE 13D            Page 5 of 10
---------------------------                              -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Emanuel R. Pearlman

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A


--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      35,000

                ----------------------------------------------------------------
   NUMBER OF    8     SHARED VOTING POWER
    SHARES
 BENEFICIALLY         3,092,700
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          35,000
    PERSON
     WITH       ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      3,092,700

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       3,127,700

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.20%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC

--------------------------------------------------------------------------------

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CUSIP No. 058 73K 10 8             SCHEDULE 13D            Page 6 of 10
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INTRODUCTION

      This Amendment No. 5 (this "Amendment") relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership ("LILP"); (ii) Liberation Investments Ltd. ("LILtd"), a private offshore investment corporation; (iii) Liberation Investment Group, LLC ("LIGLLC"), a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd; and (iv) Emanuel R. Pearlman, as General Manager, Chief Investment Officer and majority member of LIGLLC (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on June 8, 2004, as amended by Amendment No. 1 filed on July 13, 2004, Amendment No. 2 filed on August 27, 2004, Amendment No. 3 filed on September 1, 2004, and Amendment No. 4 filed on September 10, 2004 (the "Schedule 13D"), relating to shares of common stock, $.01 par value per share ("Common Stock"), of Bally Total Fitness Holding Corporation (the "Company").

      Items 3, 4, 5 and 7 of the Schedule 13D are amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

      The net investment cost (excluding commissions, if any) of the shares of Common Stock beneficially owned by the Reporting Persons is $12,256,791.11. The source of funds for this consideration was working capital of LILP and LILtd.

Item 4. Purpose of Transaction.

            As previously disclosed, the Reporting Persons intend to evaluate, on an ongoing basis, the Company's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets and general economic conditions. In addition, the Reporting Persons intend to discuss with management, the Board of Directors, other shareholders and/or third parties potential extraordinary transactions involving the Company, such as a merger, liquidation, reorganization, recapitalization or sale of all or substantially of all the Company's assets. The Reporting Persons may or may not participate in such a transaction. The Reporting Persons also intend to discuss with management, the Board of Directors, other shareholders and/or third parties the need to split the positions of Chairman of the Board and Chief Executive Officer. The Reporting Persons believe that to be effective this board of directors must be led by a Chairman who is independent of management and that separating the roles of Chairman and Chief Executive Officer will strengthen and improve corporate governance at the Company. Additionally, the Reporting Persons may discuss with the Board of Directors and other shareholders the need to add a shareholder representative to the Board of Directors. As previously disclosed, the Reporting Persons also intend to monitor and review the Company's redemption of its stockholder rights plan and the Company's policies with respect thereto.

      The Reporting Persons may pursue alternatives to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person.

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CUSIP No. 058 73K 10 8             SCHEDULE 13D            Page 7 of 10
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      The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

      Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Persons have the following interests in the Common Stock of the Company:

      (i) LILP beneficially owns 2,008,565 shares of Common Stock and is the beneficial owner of 5.84% of the Common Stock.

      (ii) LILtd beneficially owns 1,084,135 shares of Common Stock and is the beneficial owner of 3.15% of the Common Stock.

      (iii) LIGLLC, as the sole general partner of LILP and the sole investment advisor to LILtd, beneficially owns 3,092,700 shares of Common Stock and is the beneficial owner of 9.01% of the Common Stock.

      (iv) Mr. Pearlman beneficially owns 35,000 shares of Common Stock and, as the majority member and General Manager of LIGLLC, beneficially owns 3,092,700 shares of Common Stock, and is the beneficial owner of 9.20% of the Common Stock.

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CUSIP No. 058 73K 10 8             SCHEDULE 13D            Page 8 of 10
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      The Reporting Persons in the aggregate may be deemed to own 9.01% of the
Common Stock of the Company.

      (b) The table below sets forth for each Reporting Person the numbers of shares of Common Stock for which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition, of the Common Stock:

                                                           Mr.
                         LILP      LILtd      LIGLLC    Pearlman
                         ----      -----      ------    --------

Sole Power to Vote/
Direct Vote               0          0          0         35,000

Shared Power to Vote/
Direct Vote           2,008,565  1,084,135  3,092,700  3,092,700

Sole Power to Dispose/
Direct Disposition        0          0          0         35,000

Shared Power to
Dispose/ Direct
Disposition           2,008,565  1,084,135  3,092,700  3,092,700

      (c) In addition to the purchases or sales of the Company's Common Stock listed in Item 5(c) of Amendments No. 2, 3 and 4 to the Schedule 13D, the following is a list of all purchases or sales of the Company's Common Stock by the Reporting Persons within the past 60 days:

            (i) On October 11, 2004, (i) LILP purchased 46,200 shares of Common Stock on the open market, at a price of $3.7657 per share, and (ii) LILtd purchased 23,800 shares of Common Stock on the open market, at a price of $3.7657 per share.

            (ii) On October 19, 2004, (i) LILP purchased 23,166 shares of Common Stock on the open market, at a price of $3.8104 per share, and (ii) LILtd purchased 11,934 shares of Common Stock on the open market, at a price of $3.8104 per share.

            (iii) On October 21, 2004, (i) LILP purchased 13,266 shares of
                  Common Stock on the open market, at a price of $3.7899 per share, and (ii) LILtd purchased 6,834 shares of Common Stock on the open market, at a price of $3.7899 per share.

            (iv) On October 26, 2004, (i) LILP purchased 49,500 shares of Common Stock on the open market, at a price of $3.8931 per share, and (ii) LILtd purchased 25,500 shares of Common Stock on the open market, at a price of $3.8931 per share.

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CUSIP No. 058 73K 10 8             SCHEDULE 13D            Page 9 of 10
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            (v)   On October 28, 2004, (i) LILP purchased 13,200 shares of
                  Common Stock on the open market, at a price of $4.0000 per share, and (ii) LILtd purchased 6,800 shares of Common Stock on the open market, at a price of $4.000 per share.

            (vi) On December 8, 2004, (i) LILP purchased 32,500 shares of Common Stock on the open market, at a price of $3.6451 per share, and (ii) LILtd purchased 17,500 shares of Common Stock on the open market, at a price of $3.6451 per share.

            (vii) On December 8, 2004, (i) LILP purchased 42,250 shares of
                  Common Stock hon te open market, at a price of $3.6831 per share, and (ii) LILtd purchased 22,750 shares of Common Stock on the open market, at a price of $3.6831 per share.

            (viii)On December 9, 2004, (i) LILP purchased 16,250 shares of
                  Common Stock on the open market, at a price of $3.671 per share, and (ii) LILtd purchased 8,750 shares of Common Stock on the open market, at a price of $3.671 per share.

            (ix) On December 9, 2004, (i) LILP purchased 26,000 shares of Common Stock on the open market, at a price of $3.7645 per share, and (ii) LILtd purchased 14,000 shares of Common Stock on the open market, at a price of $3.7645 per share.

            (x) On December 10, 2004, (i) LILP purchased 23,270 shares of Common Stock on the open market, at a price of $3.7801 per share, and (ii) LILtd purchased 12,530 shares of Common Stock on the open market, at a price of $3.7801 per share.

      (d) No person other than each respective owner of Common Stock referred to in this Amendment is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

      (e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

      Not applicable.

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CUSIP No. 058 73K 10 8             SCHEDULE 13D            Page 10 of 10
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 13, 2004



LIBERATION INVESTMENTS, L.P.
By:  Liberation Investment Group, LLC, general partner


By:  /s/ Emanuel R. Pearlman
   ---------------------------
   Emanuel R. Pearlman
   General Manager



LIBERATION INVESTMENTS LTD.

By:  /s/ Emanuel R. Pearlman
   ---------------------------
   Emanuel R. Pearlman
   Director



LIBERATION INVESTMENT GROUP, LLC

By:  /s/ Emanuel R. Pearlman
   ---------------------------
      Emanuel R. Pearlman
      General Manager



Emanuel R. Pearlman


 /s/ Emanuel R. Pearlman
------------------------------